FILED BY PRECISE SOFTWARE SOLUTIONS LTD.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                              AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                SUBJECT COMPANY: PRECISE SOFTWARE SOLUTIONS LTD.
                                                    COMMISSION FILE NO.: 0-30828




This filing relates to a proposed merger between an indirect wholly owned subsidiary of VERITAS Software Corporation, a Delaware corporation ("VERITAS Software"), and Precise Software Solutions Ltd., an Israeli corporation ("Precise"), pursuant to the terms of an Agreement and Plan of Merger dated as of December 19, 2002 (the "Merger Agreement"), by and among VERITAS Software, Precise, and Argon Merger Sub Ltd., an Israeli corporation.

VERITAS Software and Precise issued the following press release on June 2, 2003:

FOR IMMEDIATE RELEASE
---------------------

     VERITAS SOFTWARE REGISTRATION STATEMENT FOR PRECISE SOFTWARE SOLUTIONS
                      ACQUISITION DECLARED EFFECTIVE BY SEC

 PRECISE TO SEEK SHAREHOLDER APPROVAL FOR PROPOSED MERGER WITH VERITAS SOFTWARE

MOUNTAIN VIEW, CALIF. - JUNE 2, 2003 - VERITAS Software Corporation (Nasdaq:
VRTS), the leading storage software provider, today announced that VERITAS Software's Registration Statement on Form S-4 relating to its proposed merger with Precise Software Solutions Ltd. (Nasdaq: PRSE) was declared effective on May 30, 2003 by the Securities and Exchange Commission (SEC).

Precise will hold an extraordinary meeting of its shareholders on June 28, 2003 at 10:30 p.m., eastern time, at Precise's U.S. offices at 690 Canton Street, Westwood, Massachusetts 02090, to obtain approval of the proposed merger and the other matters to be voted upon at the extraordinary meeting. The Board of Directors of Precise has set May 27, 2003 as the record date for the determination of the holders of Precise ordinary shares entitled to notice of, and to vote at the meeting. A proxy statement/prospectus and the accompanying proxy card are being mailed, beginning on June 2, 2003, to holders of Precise ordinary shares in connection with the solicitation of proxies by the Precise Board of Directors for the extraordinary meeting of Precise shareholders and the offering of VERITAS Software common stock in connection with the proposed merger.

Precise shareholders may obtain a free copy of the proxy statement/prospectus when it is available and other documents filed by VERITAS Software and Precise with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents also may be obtained for free from VERITAS Software and Precise.

ABOUT VERITAS SOFTWARE

With revenues of $1.5 billion in 2002, VERITAS Software ranks among the top 10 software companies in the world. VERITAS Software is the world's leading storage software company, providing data protection, storage management, high availability and disaster recovery software to 86 percent of the Fortune 500. VERITAS Software's corporate headquarters is located at 350 Ellis Street, Mountain View, CA, 94043, telephone: 650-527-8000, fax: 650-527-8050, e-mail:
vx-sales@veritas.com, Web site: www.veritas.com.

ABOUT PRECISE SOFTWARE SOLUTIONS

Precise Software Solutions, headquartered in Westwood, MA, delivers Precise i3(TM), a comprehensive solution for Application Performance Management that focuses directly on the end-user experience and delivers a rapid return on technology investments. By continuously monitoring and analyzing all vital components of the application infrastructure, "from URL to SQL and Beyond(TM)", Precise i3 proactively detects and helps to correct the root causes of performance degradation before they affect response times. Precise i3 identifies trends and deviations from the norm, delivering the right balance of performance optimization and strategic business planning.

More than 6,000 leading enterprises worldwide, including 80% of the Fortune 100, are using Precise's solutions to help maximize their technology investments and meet their business goals. Precise has offices throughout North America, Europe, the Middle East, Far East and Pacific Rim, as well as a global network of resellers and distributors. More information on Precise is available at www.precise.com.

ADDITIONAL INFORMATION:

In connection with the proposed merger of VERITAS Software and Precise Software Solutions, VERITAS Software has filed a registration statement on Form S-4, including a prospectus/ proxy statement, with the Securities and Exchange Commission. Investors and security holders are urged to read the prospectus/ proxy statement regarding the proposed merger because it contains important information about the transaction. Investors and security holders may obtain a free copy of the prospectus/proxy statement and other documents filed by VERITAS Software and Precise Software Solutions with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. The prospectus/ proxy statement and these other documents also may be obtained for free from VERITAS Software and Precise Software Solutions.

Precise, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Precise shareholders in favor of the matters to be considered at the extraordinary meeting. A description of any interests that the directors and executive officers of Precise may have is available in the proxy statement/prospectus.


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
PRESS CONTACTS:
Jean Kondo, Corporate Communications, VERITAS Software
(650) 527-4842, jean.kondo@veritas.com

Kevin Rudden, Corporate Communications, Precise Software Solutions
(781) 461-0700 x331, krudden@precise.com

INVESTOR CONTACT:
Marilyn Mora, VERITAS Software
(650) 527-3343, marilyn.mora@veritas.com


This press release may include estimates and forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements involve a number of risks and uncertainties, including the risk that we will not gain market acceptance of our products and services, the risk that we will not be able to maintain the quality of our end-user customer and partnering relationships, and the risk that we will not manage our business effectively, that could cause the actual results we achieve to differ materially from such forward-looking statements. For more information regarding potential risks, see the "Factors That May Affect Future Results" section of our most recent annual report on Form 10-K and quarterly report on Form 10-Q on file with the SEC. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

Copyright(C)2003 VERITAS Software Corporation. All rights reserved. VERITAS, the VERITAS Logo and all other VERITAS product names and slogans are trademarks or registered trademarks of VERITAS Software Corporation. VERITAS and the VERITAS Logo Reg. U.S. Pat. & Tm. Off. Other product names and/or slogans mentioned herein may be trademarks or registered trademarks of their respective companies.



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